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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

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                                    FORM 6-K

           Report of Foreign Private Issuer Pursuant to Rule 13a-16 or
                  15d-16 of the Securities Exchange Act of 1934

                           For the month of March 2008

                        Commission File Number: 001-14487

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                       TELE NORTE LESTE PARTICIPACOES S.A.
                    (Exact Name as Specified in its Charter)

                        Tele Norte Leste Holding Company
                 (Translation of registrant's name into English)

                   Rua Humberto de Campos, 425 - 8 andar
                               Rio de Janeiro, RJ
                          Federative Republic of Brazil
                    (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                          Form 20-F [X]  Form 40-F [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                Yes [ ]  No [X]

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                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

     Date: March 6, 2008

                                             TELE NORTE LESTE PARTICIPACOES S.A.


                                             By /s/ Jose Luis Magalhaes Salazar
                                                --------------------------------
                                             Name:  Jose Luis Magalhaes Salazar
                                             Title: Investor Relations Officer